Hateley & Hampton

Attorneys & counselors

201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

July 5, 2016

Ms. Barbara C. Jacobs

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	IT Management, Inc. Response to Comment letter dated July 1, 2016 Registration Statement on Form S-1 Filed: August 6, 2015 File No. 333-206127

Dear Ms. Jacobs:

Enclosed is the Pre-Effective Amendment No. 4 to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated July 1, 2016 and the oral comment on July 1, 2016.

Prospectus Summary

Our Business Strategy, page 2

1.	You refer to stockholders’ equity as of March 31, 2016 of $47,381; however, the total stockholders’ equity as per your unaudited interim financial statements is $43,181. Please revise your disclosure.

Response: The disclosure has been revised to correct the stockholders’ equity to be $43,181.

Cover Page (Oral comment)

2.	Please move the shell status disclosure from the cover page to the Prospectus Summary page.

Response: Moved.

Exhibit 23.1A

3.	The consent of your independent registered public accounting firm refers to your report dated May 2, 2016; however, the report included in the Form S-1/A is dated May 3, 2016. Please revise.

Response: The consent has been revised to refer to the correct date of May 3, 2016.

We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at 310-576-4758.

Sincerely yours,

HATELEY & HAMPTON,

Donald P. Hateley, Esq., CPA

cc:	Daniel Trudeau, CFO
Claude Beauregard, President